5/21/07



07001709

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED
MAY 21 2007

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

CM

SEC FILE NUMBER
8- 50442

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DOUBLE EAGLE SECURITIES OF AMERICA, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6610 N. UNIVERSITY DRIVE, SUITE 250
(No. and Street)

TAMARAC (City) FL (State) 33321 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL L. BERTUCELLI, FINOP, REG. PRINCIPAL 954-580-0880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KENNETH KUBINEC, CPA
(Name – *if individual, state last, first, middle name*)

520 NE 8 STREET, POMPANO BEACH, FL 33060
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 09 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DANIEL L. BERTUCELLI, COMPLIANCE + FINOP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DOUBLE EAGLE SECURITIES OF AMERICA, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title

Mary E Otter

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(c)(3).*

Kenneth Kubinec

Certified Public Accountant

520 NE 8th Street
Pompano Beach, FL 33060
(954) 942-7302
Fax (954) 942-7304

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Double Eagle Securities of America, Inc.:

I have audited the accompanying balance sheet of Double Eagle Securities of America, Inc. as of December 31, 2006 and the related statement of income, cash flows, statement of shareholders equity, computation of net capital and basic net capital requirement for the year then ended. These financial statements are the responsibility of management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted the audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audit provides a reasonable basis for my opinion.

The audit of Double Eagle Securities of America, Inc was conducted to assure compliance with NASD Rule 17a-5, which requires an annual audit of every Broker or Dealer registered pursuant to Section 15 of the Securities and Exchange Act of 1934. The audit of the company's books and records disclosed no material differences between the company's records and its quarterly Focus Report, Part IIA as of December 31, 2006.

In my opinion, the financial statements referred to above presently fairly, in all material respects, the financial position of Double Eagle Securities of America, Inc. as of December 31, 2006, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.



Kenneth Kubinec
Certified Public Accountant
Lic. AC0030444

Pompano Beach, Florida
February 24, 2007

Double Eagle Securities of America, Inc.
Balance Sheet
as of December 31, 2006

ASSETS

Current Assets		
Wachovia Checking Account	40,643	
E*TradeBank Money Market Account	7,288	
Total Current Assets		47,931
Investments (Note 2)		6,000
Fixed Assets		
Furniture, Fixtures & Equipment	1,587	
Accumlated Depreciation	(542)	
Total Fixed Assets		1,045
TOTAL ASSETS		54,976

LIABILITIES & EQUITY

Equity		
Capital Stock	8,500	
Retained Earnings (Note 3)	46,476	
Total Equity		54,976
TOTAL LIABILITIES & EQUITY		54,976

See Accompanying Notes to Financial Statements

Double Eagle Securities of America, Inc.

Income Statement

for the period January 1, 2006 thru December 31, 2006

Revenues		
Commission Income	54,584	
Total Income		54,584
Operating Expenses		
Bank Charges	6	
Commissions	5,648	
Depreciation Expense	227	
Insurance	150	
Licenses & Permits	1,259	
Payroll Expenses	13,200	
Payroll Taxes	1,105	
Legal Fees	795	
Professional Fees	875	
Total Expenses		23,265
Net Income from Operations		31,319
Other Income & Expenses		
Interest Income	359	
Total Other Income & Expenses		359
Net Income		31,678

See Accompanying Notes to Financial Statements

Double Eagle Securities of America, Inc.

Statement of Cash Flows

for the period January 1, 2006 thru December 31, 2006

Cash Flow from Operations		
Net Income		31,678
Adjustments to Reconcile to Cash		
Depreciation Expenses	227	
Decrease in Accounts Payable	(77)	
Net Cash Flow From Operations		31,828
Cash Flow from Investing Activities		
Exercise NASDAQ Warrents	(2,800)	
Purchase NASDAQ Stock	(3,200)	
Net Cash Flow from Investing Activities		(6,000)
Cash Flow from Financing		
Shareholder Distributions	(1,344)	
Net Cash Flow From Financing		(1,344)
Net Change-Cash & Equivalents		24,484
Beginning Cash & Equivalents		23,447
Ending Cash & Equivalents		47,931

See Accompanying Notes to Financial Statements

Double Eagle Securities of America, Inc.
Statement of Stockholders' Equity
for the period January 1, 2006 thru December 31, 2006

Capital Stock		8,500
Retained Earnings January 1, 2006	16,142	
Net Income for the Year	31,678	
Shareholders Distributions	(1,344)	
Retained Earnings December 31, 2006		46,476
Ending Shareholders Equity		54,976

See Accompanying Notes to Financial Statements

Double Eagle Securities of America, Inc.

Computation of Net Capital
&
Basic Net Capital Requirement

as of December 31, 2006

Computation of Net Capital	
Total Equity	54,976
Total Qualified Equity for Net Capital	54,976
Total Capital & Allowable Liabilities	54,976
Net Capital	54,976
Compution of Basic Net Capital Requirement	
Minimum Net Capital Requirement	0
Minimum Dollar Net Capital Requirement	5,000
Net Capital Requirement	5,000
Excess Net Capital Requiremnet	49,976
Excess Net Capital at 1000%	54,976

See Accompanying Notes to Financial Statements

Double Eagle Securities of America, Inc.

Notes to the Financial Statement

1. Significant Accounting Policies

a. Double Eagle Securities of America, Inc., a Florida corporation, was formed in 1997 for the purpose of selling investments to the general public. It commenced activities in 1998 and is duly licensed by the State of Florida, Department of Banking and Finance, registered with the Securities and Exchange Commission, and a member of the National Association of Security Dealers.

b. The Company holds no customer funds and all investor payments are made directly to the investment companies, as such, it claims an exemption under SEC Rule 15c3-3(k)(1). Double Eagle Securities of America, Inc. is a subscription based Broker/Dealer dealing only in investment company shares.

c. The financial statements are presented on a cash bases. Revenues are recognized as received, and expenses as paid. Revenues consist entirely of commission received from various investment companies.

2. NASDAQ Warrants

On December 1, 2000 the company purchased 200 warrants of The NASDAQ Stock Market, Inc. for $2,800. The warrant gave the company the rights to purchase 200 common shares of The NASDAQ Stock Market, Inc.. The warrants were exercisable as follows:

June 28, 2002	June 27, 2003	$13.00
June 30, 2003	June 25, 2004	$14.00
June 28, 2004	June 27, 2005	$15.00
June 28, 2005	June 27, 2006	$16.00

On February 20, 2006 the Company exercised the warrants at $16.00 a share and purchased 200 shares of NASDAQ Stock Market, Inc.. Management intends to hold the securities as a long-term investment at a cost of $6,000.00. On December 29, 2006 the security closed on the open market at $30.79. With an aggregate cost of $30.00 a share, the investment has an unrealized gain of $158.00. As of the date of audit the underlying security was traded at $32.31, an unrealized gain of $462.00. Management recognized the investment as an asset in accordance with the lower of cost or market method to account for long-term investments.



DOUBLE EAGLE SECURITIES OF AMERICA

Member NASD, SIPC

6610 N University Drive, Suite 250, Tamarac, Florida 33321
(954) 580-0880 Tele – (954) 580-0881 Fax – (800) 785-3759 Toll Free

March 2, 2007

Re: Change in Ownership Equity.

Dear NASD/SEC:

An amended FOCUS report was filed showing changes in the Ownership equity of the company. An additional $1,163.00 was added to Ownership equity from changes made by the companies auditor. The changes come from additional unreported interest income, overstated depreciation, Marketed to Market value of company owned shares of NASDAQ, Inc. common stock and a small rounding error from the third quarter FOCUS report. The amended FOCUS was sent to sync the audited financials with the FOCUS report for 2007.

If you have any questions regarding these changes call my office.

Sincerely,



Daniel L. Bertucelli, Compliance Principal of Double Eagle Securities of America, Inc.

Kenneth Kubinec

Certified Public Accountant

520 NE 8th Street
Pompano Beach, FL 33060
(954) 942-7302
Fax (954) 942-7304

February 24, 2007

Mr. Dan Bertucelli
Double Eagle Securities of America, Inc.
6610 N. University Drive, Suite 250
Tamarac, FL 33321

RE: Accountant's Report on Material Inadequacies

Dear Mr. Bertucelli,

Pursuant to SEC Rule 17a-5(j) we are providing this supplemental report for the purpose of disclosing material inadequacies found to exist or found to have existed since the date of the previous audit.

We conducted the audit of the Company's balance sheet as of December 31, 2006, and the related statements of income, retained earnings, cash flow, statement of shareholders equity, computation of net capital, and basic net capital requirement for the year then ended. The audit was conducted in accordance with generally accepted auditing standards and included tests of the accounting records and documentary evidence supporting the transactions recorded in the financial statements, and other procedures we consider necessary to enable us to express an opinion that the financial statements are fairly presented, in all material respects, in conformity with generally accepted accounting principles.

The audit included examining, on a test basis, evidence supporting the amounts in the account. The audit was planned and performed to obtain reasonable assurance as to whether the financial statements are free of material misstatement. The audit also included a review of the internal control structure and the company's policies & procedures.

No material inadequacies in Double Eagle Securities of America, Inc.'s internal controls or policies and procedures that could potentially affect the integrity of the accounting system and the resulting financial statements were revealed, and I am reporting such to you pursuant to SEC Rule 17a-5(j).

If you should have any further questions, please do not hesitate to contact me.

Very truly yours,



Kenneth Kubinec, CPA

END